                                                       Filed with the Securities
                                                        and Exchange Commission
                                                          on November 25, 1998


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


--------------------------------------
                                     |
In the Matter of                     |                    INTERIM CERTIFICATE
                                     |
Conectiv and Subsidiaries            |                             OF
                                     |
File No. 70-9095                     |                        NOTIFICATION
                                     |
(Public Utility Holding Company      |                    PURSUANT TO RULE 24
Act of 1935)                         |
                                     |
--------------------------------------


         This Certificate of Notification is filed by Conectiv, a Delaware corporation, pursuant to Rule 24 (17 C.F.R. Section 250.24). Such filing is made in connection with Conectiv's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and authorized by the order (the "Order") of the Securities and Exchange Commission (the "Commission") dated February 26,1998, in the above-referenced file. The Order directed that Conectiv file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after each of the first three calendar quarters and within 90 days after the last calendar quarter. This certificate reports transactions from the period July 1, 1998 through September 30, 1998. Capitalized terms not otherwise defined herein have the meaning ascribed in the Application-Declaration.

1. Conectiv Common Stock issued during period (new issue shares only):

         None


2. Conectiv Common Stock issued pursuant to dividend reinvestment plans and Common Stock and options issued pursuant to benefit plans:

Common Stock                         #Of Shares Issued During Period            Cumulative # Of Shares Issued
------------                         -------------------------------            -----------------------------

Dividend Reinvestment                              0                                           0
Employee Benefit Plans                             0                                           0

During the period there were awards of 8,200 stock options and 2,500 shares of restricted stock issued under the Conectiv Incentive Compensation Plan. There was no distribution of Conectiv shares during the period under the Conectiv Incentive Compensation Plan or the Delmarva Long-Term Incentive Plan. To date awards under the employee benefit plans include 1,039,000 stock options and 52,700 shares of restricted stock.


Note: Cumulative shares issued for dividend reinvestment plans cannot exceed 5 million shares; cumulative shares issued for employee benefit plans cannot exceed 5 million shares.


3. Conectiv Common Stock issued for acquisitions:

#Of Shares Issued During Period             Value per Share            Restricted (Y/N)
-------------------------------             ---------------            ----------------

                 0                                 N/A                       N/A

4. Conectiv Long-Term Debt issued during period:

         None

Aggregate long-term debt financing by Conectiv cannot exceed $250 million.



5. Short-Term Debt issued by Conectiv and Delmarva during period:

                           Balance at Period-End     Weighted Average Cost      Highest Daily Balance
                           ---------------------     ---------------------      ---------------------

Conectiv                        $259,500,000                   6.14%                $259,900,000
Delmarva                             0                         5.61%                  82,000,000

Note: The aggregate daily balance of Conectiv and Delmarva cannot exceed $500 million; Delmarva's daily balance cannot exceed $275 million.


6. Interest rate risk management transactions during period by Conectiv and/or Utility Subsidiaries:

No activity.



7. Utility Subsidiary financings during period:

Delmarva:  See Item 5 above.

Atlantic: Pursuant to the Order in this file, Atlantic Electric formed a special purpose subsidiary, Atlantic Capital II, for the purpose of issuing preferred securities and investing the proceeds in Junior Subordinated Debentures issued by Atlantic Electric pursuant to the order of the New Jersey Board of Public Utilities and Rule 52.

Note: Short-term and long-term financings by Atlantic Electric are exempt pursuant to Rule 52; long-term financings by Delmarva are exempt pursuant to Rule 52.


8. Non-utility financing during period not exempt pursuant to Rule 52:

None.

9. Guarantees issued by Conectiv and Non-utility Subsidiaries during period:


    ISSUER OF GUARANTEE               ISSUED ON BEHALF OF                AMOUNT                TYPE OF GUARANTEE
    -------------------               -------------------                ------                -----------------

  None Issued during this
          quarter

As of the end of the period total guarantees by Conectiv are $80,084,091 and total guarantees by Non-Utility Subsidiaries are $7,145,000.


Note: Guarantees by Conectiv cannot exceed $350 million; guarantees by Non-utility Subsidiaries cannot exceed $100 million.

10. Borrowings from System Money Pool during period:

Borrowings by individual Non-Utility Subsidiaries did not exceed $25 million at any point during the period and are reported on Form U-6B-2 filed contemporaneously herewith. Delmarva did not participate in the Money Pool until September 9, 1998. Jurisdiction was reserved over such participation pending completion of the record until the order dated August 22, 1998.



11. Forms U-6B-2 filed with Commission during period:

Filing Entity                                          Date of Filing
-------------                                          --------------

ATE Investment                                        November 25, 1998
Atlantic City Electric Company                        November 25, 1998
Atlantic Energy Enterprises, Inc.                     November 25, 1998
Conectiv Services, Inc.                               November 25, 1998
Delmarva Capital Investments, Inc.                    November 25, 1998
Conectiv Communications                               November 25, 1998


12. Financial Statements

         -   Conectiv Balance Sheet (Incorporated by reference to the filing of
             Conectiv on Form 10-Q for the period ended September 30, 1998)
         -   Delmarva Balance Sheet (Incorporated by reference to the filing of
             Delmarva on Form 10-Q for the period ended September 30, 1998)


13. Registration Statements filed pursuant to the Securities Act of 1933:

         -        Atlantic Capital II S-3 filed 9/15/98

         -        Atlantic Capital II S-3/A filed 10/22/98

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Certificate of Notification to be signed on their behalf by the undersigned thereunto duly authorized.

         The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

                                    CONECTIV
                                    DELMARVA POWER & LIGHT COMPANY
                                    CONECTIV ENERGY SUPPLY COMPANY
                                    DELMARVA CAPITAL INVESTMENTS, INC.
                                    CONECTIV SERVICES, INC.
                                    DCI I, INC.
                                    DCI II, INC.
                                    DCTC-BURNEY, INC.
                                    CHRISTIANA CAPITAL MANAGEMENT, INC.
                                    DELMARVA OPERATING SERVICES COMPANY
                                    POWER CONSULTING GROUP, INC.
                                    CONECTIV SOLUTIONS, LLC
                                    CONECTIV PLUMBING, LLC
                                    ATLANTIC CITY ELECTRIC COMPANY
                                    ATLANTIC ENERGY ENTERPRISES, INC.
                                    ATLANTIC ENERGY INTERNATIONAL, INC.
                                    ATLANTIC GENERATION, INC.
                                    ATLANTIC SOUTHERN PROPERTIES, INC.
                                    ATE INVESTMENT, INC.
                                    CONECTIV THERMAL SYSTEMS, INC.
                                    COASTAL COMM, INC.
                                    ATLANTIC ENERGY TECHNOLOGY, INC.
                                    BINGHAMTON GENERAL, INC.
                                    BINGHAMTON LIMITED, INC.
                                    PEDRICK LIMITED, INC.
                                    PEDRICK GENERAL, INC.
                                    VINELAND LIMITED, INC.
                                    VINELAND GENERAL, INC.
                                    ATLANTIC JERSEY THERMAL SYSTEMS, INC.
                                    ATS OPERATING SERVICES, INC.
                                    THE EARTH EXCHANGE, INC.
                                    ATLANTIC PAXTON COGENERATION, INC.
                                    PETRON OIL CORPORATION

November 25, 1998                                    /s/ L. M. Walters
                                                     -----------------
                                                     L. M. Walters
                                                     Treasurer